Exhibit 99.1

China Index Holdings Announces Third Quarter 2019 Financial Results

BEIJING, November 14, 2019 /GlobeNewswire/ — China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), the largest real estate information and analytics service platform provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Highlights

•                      Total revenues were RMB158.3 million, an increase of 38.7% from RMB114.1 million in the corresponding period of 2018.

•                      Operating income was RMB76.6 million, an increase of 42.1% from RMB53.9 million in the corresponding period of 2018.

•                      Net income was RMB66.0 million, an increase of 43.5% from RMB46.0 million in the corresponding period of 2018.

“Our third quarter results reflect CIH’s continued broad-based growth as a leader in digitizing China’s property market,” commented Yu Huang, CEO of CIH. “These results were led by strong year-over-year revenue growth in both our information and analytics services and marketplace services. We will continue to invest in big data and innovative technologies to create value for our customers across industries as we focus on empowering China’s commercial property market.”

Third Quarter 2019 Financial Results

Revenues

CIH reported total revenues of RMB158.3 million in the third quarter of 2019, an increase of 38.7% from RMB114.1million in the corresponding period of 2018.

•                  Revenues from information and analytics services (SaaS) were RMB77.6 million in the third quarter of 2019, an increase of 46.4% from RMB53.0 million in the corresponding period of 2018, primarily due to an increase in number of customers.

•                  Revenues from marketplace services were RMB80.7 million in the third quarter of 2019, an increase of 32.1% from RMB61.1 million in the corresponding period of 2018, primarily due to an increase in number of customers.

Cost of Revenue

Cost of revenue was RMB29.2 million in the third quarter of 2019, an increase of 50.5% from RMB19.4 million in the corresponding period of 2018, primarily due to an increase in personnel costs to support our business expansion.

Operating Expenses

Operating Expenses were RMB52.5 million in the third quarter of 2019, an increase of 28.7% from RMB40.8 million in the corresponding period of 2018.

•                  Selling and marketing expenses were RMB27.5 million in the third quarter of 2019, an increase of 22.8% from RMB22.4 million in the corresponding period of 2018, primarily due to an increase in personnel costs resulting from the growing number of selling and marketing personnel headcount.

•                  General and administrative expenses were RMB17.4 million in the third quarter of 2019, an increase of 43.8% from RMB12.1 million in the corresponding period of 2018, primarily due to an increase in personnel costs to support our business expansion.

Operating Income

Operating Income was RMB76.6 million in the third quarter of 2019, an increase of 42.1% from RMB53.9 million in the corresponding period of 2018.

Income Tax Expenses

Income tax expenses were RMB11.0 million in the third quarter of 2019, an increase of 17.0% from RMB9.4 million in the corresponding period of 2018.

Net Income

Net income was RMB66.0 million in the third quarter of 2019, an increase of 43.5% from RMB46.0 million in the corresponding period of 2018.

Business Outlook

Based on current operations and market conditions, management remains confident in achieving CIH’s total revenue expectations for 2019, which ranges from approximately RMB580.0 million to approximately RMB610.0 million, representing a year-over-year increase of approximately 37.8% to approximately 44.9%. These estimates represent management’s current and preliminary view, which are subject to change.

Conference Call Information

CIH’s management team will host a conference call on November 14, 2019 at 7:00 AM U.S. ET (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135090
Toll-Free/Local Toll:
United States	+1 866-519-4004 / +1 845-675-0437
Hong Kong	+852 800-906-601 / +852 3018-6771
Mainland China	+86 800-819-0121 / +86 400-620-8038

A telephone replay of the call will be available after the conclusion of the conference call from 10:00 AM ET on November 14, 2019 through 7:59 AM ET November 22, 2019. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free/Local Toll:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0205
Conference ID:	7072609

A live and archived webcast of the conference call will be available at http://ir.chinaindexholdings.com.

About CIH

CIH operates the largest real estate information and analytics service platform in China.1 Its services span across database, analytics, promotions and listing services for China’s real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with an authoritative, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit ir.chinaindexholdings.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

1  In terms of geographical coverage and volume of data points as of December 31, 2018, according to an industry report prepared by Frost & Sullivan in 2019.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding CIH’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond CIH’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in CIH’s filings with the U.S. Securities and Exchange Commission. CIH does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations

Email: CIH-IR@fang.com

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS i

(Amounts in thousands of Renminbi (“RMB”))

	As of September 30,	As of December 31,
	2019	2018

ASSETS
Current assets:
Cash and cash equivalents	155,176	164,202
Time deposits	70,000	—
Accounts receivable, net of allowance for doubtful accounts	33,238	15,534
Prepaid expenses and other current assets	2,226	693
Amount due from related parties	5,903	1,970
Total current assets	266,543	182,399

Non-current assets:
Property and equipment, net	3,142	3,932
Right of use assets, net	48,451	—
Total non-current assets	51,593	3,932

Total assets	318,136	186,331

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	7,192	5,184
Amounts due to related parties	1,000	680
Deferred revenue	193,453	143,254
Income taxes payable	25,983	14,480
Accrued expenses and other liabilities	79,105	79,532
Total current liabilities	306,733	243,130

Non-current liabilities:
Long-term lease liability	40,830	—
Other non-current liabilities	25,862	15,496
Total non-current liabilities	66,692	15,496

Total liabilities	373,425	258,626

Commitments and contingencies	—	—

Shareholders’ deficit:
Class A ordinary shares, par value US$0.001 per share, 1000,000,000 shares authorized for Class A and Class B in aggregate, issued shares as of September 30, 2019 and December 31, 2018: 72,475,630 and nil; outstanding shares as of September 30, 2019, and December 31, 2018: 65,794,039 and nil	500	—
Class B ordinary shares, par value US$0.001 per share, 1000,000,000 shares authorized for Class A and Class B in aggregate, issued and outstanding as of September 30, 2019 and December 31, 2018: 23,636,706 and nil	163
Treasury shares	(46)	—
Additional paid-in capital	(133,764)	—
Retained earnings	77,659	—
Parent company deficit	—	(72,522)
Accumulated other comprehensive income	199	227
Total shareholders’ deficit	(55,289)	(72,295)

Total liabilities and shareholders’ deficit	318,136	186,331

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF
COMPREHENSIVE INCOME i

(Amounts in thousands of RMB))

	Three Months Ended September 30
	2019	2018

Revenues	158,250	114,151
Cost of revenues	(29,165)	(19,449)
Gross profit	129,085	94,702

Operating expenses:
Selling and marketing expenses	(27,427)	(22,397)
General and administrative expenses	(17,392)	(12,132)
Research and development expenses	(7,636)	(6,275)
Operating income	76,630	53,898
Interest income	1,137	118
Change in fair value of warrant	(1,399)	—
Gains on sale of available-for-sale investments	—	886
Government grants	663	519

Income before income taxes	77,031	55,421
Income tax expenses	(11,001)	(9,424)

Net income	66,030	45,997

Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil income taxes	(71)	30

Total comprehensive income	65,959	46,027

Earnings per share for Class A and Class B ordinary shares:
Basic	0.74	0.51
Diluted	0.73	0.51
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	89,410,461	89,399,642
Diluted	90,133,853	89,399,642

i  The financial results prior to the separation of CIH from Fang Holdings Limited (“Fang”) have been prepared on a stand-alone basis and are derived from the consolidated financial results and underlying accounting records of Fang, as the financial results of CIH had been historically included within the consolidated financial results of Fang prior to its separation from Fang, which was completed on June 11, 2019.